September 30, 2005

United States Securities and Exchange Commission

Attn: Mr. Jay Mumford

Division of Corporate Finance

450 Fifth Street N.W.

Mail Stop 6010

Washington, D.C. 20549

Re:

Legacy Communications Corporation

Registration Statement on Form SB-2 (File No. 333-125907)

Dear Mr. Mumford:

On behalf of Legacy Communications Corporation (the "Company"), we are filing with this letter Pre-Effective Amendment No. 1 to the above referenced Registration Statement on Form SB-2 ("Amendment No.1") together with a marked copy showing changes in Amendment No. 1 from the original filing.

Set forth below are our responses to the comments from the staff to the original registration statement.  Since some of the revisions to the original registration statement were very lengthy, they are not set forth in their entirety in this letter.  Moreover, we have made a number of changes in the registration statement that were not in response to comments from the staff to improve the disclosures and make the prospectus more readable.  All of the changes are indicated in the enclosed marked copy of the registration statement.  For convenience, we have retained the numbers and descriptions of each comment below.

Cover Page

1.

Please state that your offering is limited to residents of certain states, and identify those states.

The Registrant has revised its filing to include a statement on the cover page of the prospectus and in the Plan of Distribution on page 14 stating that the offering is limited to residents of California, Nevada and Utah.  If the offering is qualified in additional states we undertake to amend or supplement the prospectus to reflect such additional states.

Summary

2.

This brief bulleted list of your subsidiaries does not provide investors with a summary of your business.  Expand to explain how your business generates revenues.  For potential investors who may not be familiar with your industry, explain what it means to be a "permitee," a "licensee," or an "applicant for the assignment" of a radio station.  Explain whether all the radio stations actively broadcast and what role the Registrant plays in their day-to-day operations.  Discuss the businesses of your other listed subsidiaries, including their functions, the extent to which they contribute revenues, and their asset size.  Explain what is involved in constructing a radio station.  While the summary should be brief, it should also provide a narrative description that explains to potential investors your business opportunities.

Securities and Exchange Commission

September 30, 2005

The Registrant has revised the summary of its business to better reflect that it is in the business of acquiring, constructing, upgrading and selling AM and FM broadcast facilities and does not receive significant revenue from operation of radio stations.  A separate description of each subsidiary is not believed to be appropriate in the summary because they are fully consolidated, engaged in similar activities, and created primarily for the purpose of holding the assets of each station or group of stations under development.  Likewise a description of what is meant by "permitee," "licensee," and "application for the assignment" is beyond the scope of the summary section of the prospectus and the summary has been revised to eliminate these terms.  A complete description of the business of the Registrant, including a description of the process for obtaining construction permits and broadcast licenses, is contained in the body of the prospectus under the heading "Description of Business" to which a cross reference is provided in the summary.  See the revised summary of the Business on page 3.

3.

It appears from the bottom of page 6 that you intended to include summary financial data.  Please revise and advise.

The Registrant has revised the prospectus to include summary financial information as of December 31, 2004 and June 30, 2005, and for the twelve and six month periods then ended.  See the Condensed Consolidated Financial Information set forth on page 5.

Risk Factors, page 7

If we do not construct radio stations and file an application…. page 8

4.

Please explain in this risk factor if you have other construction permits that could be affected by this type of risk, or whether the Las Vegas market is the only one.  Please discuss other option payments that have deadlines.  Expand to discuss the fact that the proceeds of this offering will be insufficient to cover construction costs for KBET.

The Registrant has revised this risk factor to speak generally of the risks involved in failure to complete construction of a radio station within the times required by the applicable construction permit and to specifically state that the Registrant may be unable to complete the construction of KBET(AM) on time.  The risk factor also discloses that the proceeds from this offering will be insufficient to fund the total cost of construction of KBET(AM) and that sources for the additional funds have not been identified.  There are no other construction permits presently owned by the Registrant that are subject to construction deadlines that have not been met.  See the revised risk factor for "We may be unable to obtain a broadcast license if we fail to complete the construction of a broadcast facility within the time required by the construction license" on page 6.

Securities and Exchange Commission

September 30, 2005

In addition, the Registrant has added a risk factor addressing the risks associated with the failure to timely perform agreements relating to the acquisition of construction permits and radio stations generally and to specifically address the risks associated with the failure to perform the option to acquire four construction permits from Eastern Sierra Broadcast Corporation and the assets and broadcast license from Eagle Bluff Enterprises.  See the new risk factor for "Other agreements relating to the acquisition of radio stations are subject to deadlines and periodic payments that we may not be able to meet" on page 6.

Our revenues could be reduced if we lose audience share…page 8

5.

You state that you did not have significant advertising revenue and that your business model does not contemplate having them in the future.  However, this risk factor addresses the effect competition will have on your ratings and advertising revenue.  Please explain why you believe this to be a risk, given that your revenue in this area is minimal.

The Registrant has revised it registration statement to remove this risk factor.

6.

Please add a risk factor discussing the risks in your business model.  For example, it appears that you must sell a station to have significant revenues, rather than selling advertising, please address risks associated with acquiring, developing and selling stations.

The Registrant has included a risk factor relating to the acquisition and sale of radio stations as a business model and addressing those risks associated with the limited number of radio stations available for acquisition and the risks associated with construction and development of radio stations.  In addition, other risk factors address the risks of termination of necessary licenses or permits during construction and the regulatory restrictions on transfers of construction permits and broadcast licenses.  Taken as a whole, we believe the risks associated with the business model of the Registrant are fully discussed in the risk factors section.  See the new risk factor for "We are dependent upon acquisition and sale of radio stations and the rights to construct or upgrade radio stations" on page 5.

Because the notoriety of on-air talent significantly affects our ratings…page 9

7.

Please recast this risk factor to focus on risks associated with your business model, rather than this risk's impact on advertising revenues.  Also, you state in another location that you have three employees.  Revise this risk factor accordingly.

The Registrant has revised its registration statement to remove this risk factor.  The risks associated with the Registrant's business model are addressed in the risk factors relating to risks of acquisition strategy, risks of regulatory approval, availability of key personnel and enforcement of FCC regulation of broadcast content.  For the information of the staff, during any period that a radio station is operated by the Registrant, it is required to adhere to the National Association of Broadcasters ("NAB") standards of broadcast conduct which does not allow programming with shock or offensive language and requires continuous ascertainment of issues of interest in the station's communities of license upon which to base the station's programming decisions.

Securities and Exchange Commission

September 30, 2005

If we cannot renew our Federal Communications Commission licenses…page 9

8.

Disclose the number of FCC licenses you currently have and how many applications are pending.  Please describe the extent to which you have experienced delays or have been unable to obtain licensee or renew them.

The Registrant has revised this risk factor to include the number of broadcast licenses that it presently holds, the number of applications for broadcast licenses that are pending, and the potential effect of a delay in the grant or renewal of a broadcast license.  As indicated, the FCC has delayed issuing broadcast licenses but such delays have not affected the operation of stations because they were permitted to operate under a test authority.  See "If we cannot renew our Federal Communications Commission licenses, our revenues will be impaired" on page 7.

We could experience delays in expanding our service… page 10

9.

Expand to discuss any delays, prohibitions or modifications that were required by regulatory authorities in connection with past acquisitions and dispositions.

The Registrant has not experienced any delays, prohibitions or modifications that were required by the FCC or the FTC in connection with past acquisitions and dispositions.  The risk of possible regulatory limitations is disclosed in the risk factor relating to restrictions on transfers of construction permits, broadcast licenses and radio stations and this risk factor has been deleted as redundant.  See "Regulatory restriction on transfers of construction permits, broadcast licenses and radio stations may delay or prevent an acquisition or sale of a radio station" on page 6.

Because this is a best efforts, self-underwritten no minimum offering…page 12

10.

Please explain how much you believe you will need to continue operating over the next twelve months and your major cash commitments.  If you expect to seek additional financing in the near future, please include a risk factor discussing the dilutive impact if you anticipate selling additional shares.

The Registrant has revised this risk factor to state the total cash requirements for the next 12 months and the significant commitments that it will fund.  It also indicates that if the total offering is not sold, the Registrant may seek funding from other sources and the dilutive effect of such sources.  See "The proceeds of this offering may not be sufficient to fund our foreseeable cash requirements and we may offer additional securities for sale" on page 9.

In addition, the Registrant has separated the risk of an offering with no minimum amount or escrow agreement into a new risk factor.  See "There is no minimum offering amount and all proceeds from this offering will be immediately available to us for use" on page 9.

Securities and Exchange Commission

September 30, 2005

Use of Proceeds, page 14

11.

Please prioritize this list of expenditures so that investors can determine what you will be using your proceeds for if less than your maximum is reached. For example, if you raise less than $200,000 will you still use proceeds for all four categories of expenditures? Explain if the first $15,000 of proceeds will be used to repay the $15,000 of offering expenses.

The Registrant has revised its registration statement to indicate the first $15,000 of proceeds are expected to be used to repay the $15,000 in offering expenses.  If there is less than $200,000 raised the Registrant intends to use the first $42,000 in proceeds to complete the purchase of new AM radio station construction permits from Eastern Sierra Broadcasting Corporation and the balance is expected to be used for the construction and acquisition of equipment for KYFO(AM) and KNFL(AM), up to a total of $85,000.  See "Use of Proceeds" on page 12.

Plan of Distribution, page 16

12.

Please clarify whether you will limit U.S. sales only to residents of states listed.

The Registrant intends to limit the sale of this offering to residents of States of California, Nevada and Utah pursuant to the registration or qualification laws of each such state.  If the Registrant offers its common stock to residents of other states, it will qualify such offer under the securities laws of the additional states and will amend or supplement the prospectus to indicate the states in which the shares are being offered.  See "Plan of Distribution" on page 14.

Legal Proceedings, page 18

13.

Please explain the relationship between Legacy Entertainment Corporation and the Registrant.

Legacy Entertainment Corporation is a wholly owned subsidiary of the Registrant.  It is presently dormant and owns no material assets.  The description of the legal proceeding concerning Legacy Entertainment Corporation has been revised to reflect that it is a wholly owned subsidiary of the Registrant that presently has no material assets.  See "Legal Proceedings on page 15.

14.

You state that "we" entered into an agreement with Lyman Dayton to make a motion picture, please explain whether this "we" is the Registrant or one of the executives of the Registrant.  Please explain the Registrant's status in the bankruptcy proceeding.  Please explain what it means when you describe the net liability of discontinued operations, and explain how this could affect investors.

Securities and Exchange Commission

September 30, 2005

The Registrant has revised the description of the bankruptcy filing of Red Fern Productions, Inc. to make it clear that Red Fern is a wholly owned subsidiary of the Registrant and is the only party to the bankruptcy matter described.  The status of the Chapter 7 bankruptcy proceedings of Red Fern remains unchanged since the court entered an order selling all of the assets on March 29, 2002.  Red Fern Productions has remaining liabilities of $1,010,899.06 and remaining assets of $29,038.79.  Although the net liabilities of Red Fern are reflected on the balance sheet as discontinued operations, the Registrant does not expect to have any liability for the obligations of Red Fern Productions, Inc.  See "Legal Proceedings" on page 16.

Directors, Executive Officers…page 20

15.

Expand Mr. Randall's biographical information to briefly explain the business of Randall Farms.

Randall Farms owned and operated a 2,000-acre irrigated farm on which potatoes and alfalfa were grown.  The company employed four (4) full-time employees including Mr. Randall and 40-seasonal employees during the alfalfa and potato harvest.  The Registrant has amended the registration statement to include a description of Randall Farms in Mr. Randall's biographical information.  See "Directors, Executive Officers, Promoters and Control Persons" on page 17.

16.

Clarify whether Red Fern Productions, Inc., was affiliated with the Registrant, other than as described on page 22.

Red Fern Productions, Inc. is a wholly owned subsidiary of the Registrant.  There are no other affiliations between Red Fern Productions, Inc. and any member of the board of directors or executive officers of the Registrant.  The disclosure of the bankruptcy in this section is in response to Item 401(d) of Regulation SB and not intended to indicate that there is any other relationship between Red Fern Productions, Inc. and the Registrant.  See "Legal Proceedings Concerning Management" on page 18.

Description of Business, page 25

17.

See our comment under the caption "Summary" above, and revise this section to explain in reasonable detail how your business works in a way that investors can understand. We have listed a few examples of where we believe the disclosure is lacking. Please note that this is not an exhaustive list.

We note the vast majority of your revenues are derived from gains on the sale of stations. Explain in detail the reasons for these gains. For example, describe what steps you take to add value so that you can sell them for significantly more than you paid for them. Describe what other factors contribute to their increased value.

Explain the purchase, construction and sale process in more detail and the chronology of events that take place in acquiring new radio stations.

Securities and Exchange Commission

September 30, 2005

Revise your disclosure throughout to explain technical terms. For example, (and these are only a few of many disclosure problems), the average investor is not likely to know what "the Singleton rule of FCC AM Auction 84" means or what the relevance of being determined "Mutually Exclusive" or being granted "Singleton status by the FCC." Similarly, they most likely will not be familiar with various FCC forms you refer to by number.

Please explain what it means to own broadcast licenses for three listed markets and explain whether these are operating stations. Also, what Pocatello move-in means.

Please explain what it means to have licenses pending for the three listed markets. Explain when you expect to receive these licenses. Also, explain what it means that your Ogden, Utah license is subject to closing on October 3, 2005.

For pending acquisitions, state the amounts to be paid in connection with each one and what your plans are after you complete each acquisition.

When you obtain a construction permit, what happens next? What needs to be built, and what are the costs to acquire land and construct the station? Once construction is complete and you receive a broadcast license, what happens next?

Explain how you prioritize the completion of these various projects, given your current financial condition.

The Registrant has revised the Description of Business to focus on its primary business of buying, developing and reselling AM and FM radio stations.  In addition, the Registrant has minimized the use of technical jargon and descriptions whenever possible and provided a description of the process involved in obtaining construction permits and broadcast licenses.  The Registrant believes that it has addressed all of the issues identified above to the extent that they are relevant to the Registrant's business and there is information available at this time.  See "Description of Business" on page 20.

18.

We note the last paragraph on page 28.  Disclose whether you received the $300,000 and when the balance of $1.2 million is due.

The Registrant has received the $300,000 and the option buyer is current in monthly option payments.  The balance of $1.2 million is due upon exercise of the option, which expires on March 3, 2006.  See the revised "Description of Business" at page 24.

Radio Stations Purchased and Sold, page 29

19.

You state that Legacy has "continually participated in numerous profitable transactions within the media industry yet you describe the transactions by shareholders of the Registrant. Please provide detailed support for such a statement or remove this representation.

Securities and Exchange Commission

September 30, 2005

The representation of "continually participated in numerous profitable transactions" has been deleted and replaced with a list of transactions by the Registrant under the heading "Transactions and Current Holdings" beginning on page 23.  Many of these transactions were initiated by the management of the Registrant and were contributed to the Registrant upon formation in exchange for shares in the Registrant.  Disclosure of the shares issued and the value assigned to the shares is included, as is the cost to management of the assets exchanged for stock.

20.

In the first six bullet points of this section you describe "principal stockholders of the Registrant" as engaging in these transactions.  Please clearly state in each bullet point how many shares the Registrant paid to the stockholders in each transaction and what the value was given to that stock.  Also identify the stockholders as individuals, rather than as stockholders of the Registrant.  Explain how one of the principal stockholders helped "sort out" a legal issue.

The discussion of transactions by the Registrant has been revised to reflect that transactions by certain stockholders were contributed to the Registrant on March 25, 1998.  Information relating to the names of the stockholders, the total consideration paid by the Registrant and the total costs incurred by the stockholders is included in the description of the transaction on page 23.

Competition, page 30

21.

Discuss competitive factors that relate to your primary business - acquiring, constructing and selling radio stations.

The Registrant has included additional factors relating to the competition among developers to acquire suitable properties and in the sale of properties.  The Registrant has revised the filing to include factors that are material to a radio station's competitive position, including management experience, assigned frequency, transmitter power, transmitter and tower location, positioning of the station in marketing through careful research of characteristics of other radio stations with which the station competes in the market, because these factors are material to understand the competition for the sale of radio stations in each market.  See "Competition" on page 25.

Management's Discussion and Analysis, page 40

22.

Note that Item 303(b)(2) of Regulation S-B requires discussion of changes in financial condition between the two fiscal years and any subsequent interim period for which financial statements are required to be included in the filing.  Accordingly, you must describe changes in financial condition between March 31, 2005 and December 31, 2004.  Please revise.

The Registrant has revised Management's Discussion to include a comparison of the results of operations for the year ended December 31, 2004 with the results of operations for the year ended December 31, 2003, a comparison of the results of operations for the six months ended June 30, 2005 with the results of operations for the six months ended June 30, 2004, and statement of the financial condition of the Registrant as of December 31, 2004 and June 30, 2005.  In addition, a discussion of cash flow items for the twelve months ended December 31, 2004 and the six months ended June 30, 2005 is included under "Liquidity and Capital Resources".  Management's Discussion has been revised to eliminate the repetition of the information contained in the notes to the financial statements and to focus on financial condition of the Registrant and the sources of funding for continued operation.  See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 32.

Securities and Exchange Commission

September 30, 2005

23.

In light of the significant impact on reported earnings of your decision to reduce the deferred tax asset through adjustments to the valuation allowance, expand your disclosure to include a discussion of the accounting for changes in the valuation allowances. Refer to SFAS 109, paragraph 23-26.

The Registrant has included a discussion of the basis for the decision to reduce the adjustment to the deferred tax asset under the heading "Effect of Accounting Adjustments" on page 33.

For the information of the Staff, we provide the following additional analysis of SFAS 109:

(a) Pursuant to Paragraph 23, the Registrant has no history of operating loss or tax credit carry-forwards expiring unused, no losses expected in early future years, no unsettled circumstance that, if unfavorably resolved, would adversely affect future operations and profit levels, and no carry-back, carry-forward period that is so brief that it would limit realization of tax benefits.  Therefore the Registrant does not believe there is any evidence that would produce a conclusion that a valuation allowance is needed.

(b) Pursuant to Paragraph 24, the Registrant has been profitable in the past three years and expects that it will show a profit for 2005 and 2006 based on the following projected sales, which are expected to close within the next twelve months:  (1) the sale of KPTO(AM) 1440 kHz Pocatello, Idaho and KITT(FM) 100.1 MHz, Soda Springs, Idaho to Lakeshore Media, LLC for $1,500,000 pursuant to an option agreement dated as of March 3, 2005; (2) the sale of KUPA(AM), 1370 kHz, Pearl City, Hawaii to Broadcast Corporation of America for $650,000 pursuant to an Asset Purchase Agreement dated June 30, 2005; and (3) the sale of KBET(AM), 790 kHz, Winchester, Nevada (Las Vegas market) to Beasley Broadcast Group, Inc. for up to $2,500,000 pursuant to an Option Agreement dated August 22, 2005. The Registrant expects the revenue over the next twelve (12) months from station sales to be $4,650,000.

(c) Pursuant to Paragraphs 25 and 26, the Registrant believes that the preponderance of evidence gives weight to support a conclusion that the valuation allowance change by the Registrant is justified and that the Registrant has met the guidelines of Paragraph 26 of SFAS 109.

Securities and Exchange Commission

September 30, 2005

24.

We note at the top of page 40 you discuss "other revenue" for the three months ended March 31, 2005.  Based upon your previous disclosure, it appears that Lakeshore Media was to pay $300,000 by the end of this quarter.  Revise the disclosure to discuss why the amount reflected here is only $107,474.

The interim period discussion has been revised to cover the six months ended June 30, 2005.  Lakeshore Media paid the remaining balance on May 27, 2005, after the end of the March 31, 2005 period but during the June 30, 2005 period.  Other income for the six months ended June 30, 2005 includes the payment by Lakeshore Media.  See "Comparison of the Six Months Ended June 30, 2004 with the Six Months Ended June 30, 2005" beginning on page 33.

25.

At the top of page 42, quantify the number of radio stations sold in each fiscal year.

The Registrant has specified the number and to state which radio stations were sold in each fiscal year.  See page 32.

26.

Disclose how many bonus shares were issued to each officer and director, identifying them.

A total of 2,100,000 shares with a value of $600,000 were awarded as follows: 875,000 shares valued at $250,000 were awarded to E. Morgan Skinner; 875,000 shares valued at $250,000 were awarded to Lavon Randall; and 350,000 shares valued at $100,000 were awarded to R. Michael Bull.  The Registrant has included the names and the number of shares awarded to each of our officers and directors and the aggregate charge to earnings as a result of the award.  See page 32.

Liquidity and Capital Resources, page 43

27.

Revise your liquidity discussion to utilize the cash flow statement information to discuss liquidity provided/used by operations, investing and financing.  Please address all of the significant balance sheet items, changes in these items and the reasons thereof.  For example, we note that other liabilities decreased by approximately $1.6 million.  Please explain the components of this change.

The discussion of liquidity has been expanded to include a discussion of material items from the cash flow statement.  Other liabilities relate primarily to the obligations incurred in connection with the previous sale of a radio station which were deferred pending the FCC approval of the sale.  See "Liquidity and Capital Resources" beginning on page 33.

28.

In view of the uncertainties concerning the continued existence as a going concern, the filing should contain what's intended to mitigate the effect of such conditions and management's assessment of the likelihood that such plans can be effectively implemented.  Those elements of the plan that are particularly significant or critical to overcome the present financial difficulties should be clearly identified and discussed.

Securities and Exchange Commission

September 30, 2005

Additionally, there should be a reasonably detailed discussion of Legacy Communications Corporation's ability (or inability) to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented.

Specifically:

*

Include the consequences if you fail to raise $385,000.  Explain, if your business will cease to exist.

*

Disclose your monthly burn rate.

*

In the table where you disclose the expected acquisitions and improvements, please quantify the amount of funds needed and the expected dates of these payments.

*

Describe any significant planned increase in operating expense or explain why then planned acquisitions would not increase expenses.

This comment also applies to number 14. Please revise as necessary.

The Registrant has included a description of its current cash position and the expected sources and uses of future funds under "Liquidity and Capital Resources" beginning on page 33.  This discussion includes the current rate of consumption of cash resources, and anticipated increases in cash requirements over then next 12 months.  In addition, the Registrant has indicated that its must complete the sale of existing radio stations under outstanding option agreements and this offering to reduce outstanding liabilities, provide cash necessary to complete the acquisition of construction permits and undertake the construction of additional radio stations, and continue as a going concern.

29.

As a related matter, your disclosure should specifically address your plans to satisfy the significant liabilities presented on your balance sheet.  Address the status of accounts payable and accruals, specifically your accrued payroll and payroll taxes.  Also, address how you expect to satisfy the significant notes payable amounts due on demand and on July 23, 2005.

See the revised discussion of Liquidity and Capital Resources beginning on page 33.  The Registrant anticipates the reduction and eventual elimination of the liabilities from the proceeds of the sale of stations.  The Registrant has received an extension of the note payable that was due on July 23, 2005 to October 23, 2005 at which time it is expected that the sale of radio station KUPA(AM) will be completed and approximately $650,000 in proceeds will be available to pay outstanding debt.  The balance of the proceeds from the sale of radio stations will be used as received to reduce current obligations with a particular emphasis on reducing accrued payroll and payroll tax obligations and current obligations to unrelated parties.  The Registrant does not anticipate any obligation for the liabilities of the discontinued operations because of the pending discharge in bankruptcy.  Net receipts from the sale of radio stations pursuant to existing options are expected to exceed current obligations.

Securities and Exchange Commission

September 30, 2005

30.

At the top of page 44, you refer to "accounts receivable." Please revise.

The repetition of the detailed information found in the notes to the financial statements has been removed from Management's Discussion and Analysis as unnecessary and not useful to the purpose of the discussion.  The reference to "accounts receivable" from related parties in Note 4 to the financial statements has been corrected to read "balances due".  See "Note 4 to the Financial Statements" on page 55.

31.

We note the notes payable "to an individual" listed on page 44.  If a material amount of this obligation is payable to the same individual, please identify the person.

The notes payable "to an individual" are each due separate individuals.  The repetition of the detailed information found in the notes to the financial statements has been removed from Management's Discussion and Analysis as unnecessary and not useful to the purpose of the discussion.  It continues to appear in Note 6 to the financial statements on page 55.

32.

Given that you have almost $4.9 million in current liabilities and limited resources, explain in more detail why you continue to make additional acquisitions and how you intend to pay for them.

The Registrant has revised its filing to show that it buys undeveloped, upgradeable and distressed radio stations at low prices.  Through construction, renovation, upgrading and repositioning the station, the Registrant is able to sell the station at a higher price.  The Registrant has sales of $4,650,000 that it expect to close during the next twelve-months and a three-year history of successfully implementing this business model reducing liabilities while purchasing additional radio station licenses and permits to renovate, upgrade and reposition for sale.  The Registrant continues to make acquisitions when attractive opportunities arise to ensure that it will have sufficient assets to develop upon the completion of its pending sales.

Federal Regulations, page 32

33.

Expand to discuss the costs you incur in connection with obtaining and renewing broadcast licenses.  Disclose how long the process typically takes.  Are costs based upon the type of license you obtain?

The discussion of the process and costs to obtain construction permits and to renew broadcast licenses has been moved to the Description of Business to comply with other comments in this letter.  The license fees payable to the FCC in connection with the grant of a construction permit and the grant and renewal of broadcast licenses are included in the Description of the Business under the applicable headings.  Other annual fees are described in the Description of Business under the heading "Annual Fees" on page 22.

Securities and Exchange Commission

September 30, 2005

34.

Discuss the rules and the approval process for the grant of construction permits by the FCC.

The Description of the Business has been revised to describe the process for the grant of new construction permits by the FCC.  See "Construction Permits for AM Stations," "Construction Permits for FM Stations," and "Broadcast Licenses" beginning on page 20.  The Registrant feels that a more extensive description of the rules and requirements for the grant of construction permits and broadcast licenses would require the explanation of engineering concepts that are beyond the understanding of most investors and would not contribute to an understanding of the Registrant's business.

Description of Property, page 48

35.

Please identify the minority shareholder who you lease office space from.

The Registrant has revised its registration statement to indicate that it leases office space from James G. Larkin and Dale Larkin, brothers who are doing business as Vista Leasing, a limited partnership.  Messrs. Larkin own approximately 38,850 shares of the Registrant's common stock as of the date of the registration statement.  See "Description of Property" on page 35.

Certain Relationships and Related Transactions, page 49

36.

Expand to disclose the interest rate for the "various other payables due to shareholders."

The Registrants has revised the registration statement to disclose the names and interest rates payable to related stockholders in "Certain Relationships and Related Transactions" on page 36.

37.

Please explain the form of principal investment from Lavon Randall.  Describe the consulting services were provided by Mr. Randall.  Please explain the intended treatment of the remaining balance of $287,021.

The description in the registration statement erroneously indicated that the remaining outstanding obligation payable to Lavon Randall had been converted to an obligation pursuant to a consulting agreement.  On March 31, 1998, the cash advances by Lavon Randall of $1,169,953 were converted into 3,854,690 shares of common stock.  On this date, the Registrant owed Randall $519,684 in accrued interest on his cash advances.  This accrued interest was converted to a non-interest bearing note, payable as funds become available.  During the year ended December 31, 2003 the Registrant paid Randall $161,469 and during the year ended December 31, 2004 the Registrant paid $71,194.  The remaining balance at June 30, 2005 was $287,021.  See page 37.

Securities and Exchange Commission

September 30, 2005

38.

Briefly explain what transactions took place to increase the share ownership from the amounts issued in these transactions to the current holdings for the named individuals.

The Respondent has revised the filing reflecting the December 20, 2004 forward split of its outstanding common stock in a ratio of three and one-half (3.5) shares for each share of stock in those sections where this had previously not been calculated.  All references to shares outstanding at any time have been adjusted to reflect the effect of the 3.5 to 1 forward split.  See page 37.

OTC Bulletin Board Considerations, page 53

39.

Is it your intent to apply to list on the OTCBB?  Expand to discuss.

The Registrant has revised its filing to state that to be quoted on the OTC Bulletin Board, a market maker must file an application on its behalf in order to make a market for its common stock.  Although the Registrant intends to request that an NASD market maker file a Form 211 with the NASD in order to secure a qualification for quotation of its securities on the OTC Bulletin Board, the Registrant has no proposals, arrangements, or understandings with any market maker to file a Form 211 or with any other person with regard to the development of a trading market in any of its securities.  See page 37.

Executive Compensation, page 54

40.

Please include in the executive compensation the value of the bonus stock received by Mr. Randall and Mr. Bull and describe the stock in a footnote.

The Registrant has revised its registration to show the compensation value of the bonus stock received by Mr. Skinner, Mr. Randall and Mr. Bull is as follows: E. Morgan Skinner, Jr. received 875,000 bonus shares of restricted common stock valued at $250,000, Lavon Randall received 875,000 shares of restricted common stock valued at $250,000 and R. Michael Bull received 350,000 shares of restricted common stock valued at $100,000.  The disclosures relating to Messrs. Skinner and Bull are set forth in the compensation table on page 40.  Since Mr. Randall is not an executive officer of the Registrant, the information relating to the payment of the bonus stock is described under "Board Compensation" on page 41.

41.

Expand to discuss the consulting agreement you entered into, which is referred to in the third paragraph of Note 10 to the financial statements, including the identity of the party, the services rendered, and the amount of consideration paid to date.  We note you have deferred $225,050 of the consulting fee.  Expand to specifically state whether or not any of the proceeds of this offering will be used to pay this fee.  If so, provide similar disclosure under "Use of Proceed."  File the agreement as an exhibit to the registration statement.  We may have further comments.

Securities and Exchange Commission

September 30, 2005

The Registrant entered in a service contract with GoPublicToday.com, Inc. on June 30, 2004 in which GoPublicToday.com has agreed to perform consulting services for the Registrant in conjunction with becoming a publicly traded company, registration of securities for sale to the public, compliance with securities laws and other similar matters as set forth in the agreement.  The Registrant paid a consulting fee consisting of $75,000 in cash and 500,000 shares of restricted common stock and recognized a deferred consulting fee of $225,050 for services to be performed in the years ending December 31, 2005 and 2006.  None of the proceeds of this offering is expected to be used to pay GoPublicToday.com consulting fees.  The Registrant has included a copy of the agreement in the exhibits and has modified Note 10 to the financial statements to name GoPublicToday.com, Inc. as the consultant.  See pages 41, 57 and II-4.

Financial Statements, page F-1

42.

The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date.

The financial statements have been updated to include interim financial statements as of June 30, 2005 and the period then ended.  The financial statements will be further updated if necessary to comply with Item 310(g) of Regulation SB at the time the registration statement is declared effective.  See page 61, et seq.

Balance Sheet, page F-2

43.

We note that the line item "property and equipment" includes FCC licenses, which represent as significant component of you total assets.  Please revise your title to be more descriptive of its significant component, or present FCC licenses on a separate line item due to the individual materiality.

The FCC licenses are disclosed as a separate item on the balance sheet as of December 31, 2004 and the interim balance sheet as of June 30, 2005.  See pages 44 and 62.

Note 2. Summary of Significant Accounting Policies, page F-7

e. Provisions for Taxes, Page F-8

44.

We note you recorded a tax benefit resulting from the reduction of the previously recorded valuation allowance against net deferred tax assets.  Given that there is substantial doubt regarding your ability to continue as a going concern and your history of losses, tell us in more detail how you determined that it was more likely than not that certain of your deferred tax assets would be realized in the future.  In your response address your future income forecasts, future acquisitions and funding for those acquisitions.

The Registrant has been profitable in the past three years and expects that it will show a profit for 2005 and 2006 based on projected station sales.

Securities and Exchange Commission

September 30, 2005

The Registrant has entered into the following transactions, which that are expected to close in the next twelve months: (a) an Option Agreement with Lakeshore Media, LLC for the sale of KPTO(AM), 1440 kHz Pocatello, Idaho and KITT(FM), 100.1 MHz, Soda Springs, Idaho for $1,500,000.00; (b) an Asset Purchase Agreement for the sale of KUPA(AM), 1370 kHz, Pearl City, Hawaii to Broadcasting Corporation of America for $650,000; and (c) an Option Agreement with Beasley Broadcasting Group, Inc. for the sale of KBET(AM), 790 kHz, Winchester, Nevada (Las Vegas market) for up to $2,500,000, the exact price depending on the costs incurred to complete the construction of the station.  The Registrant notes that there is a going concern qualification, but believes that it is more than likely that the profit for 2005 and 2006 will utilize the remaining balance of the Net Operating Loss Carry Forward even if the Registrant ceases to continue as a going concern.  See "Provision for Taxes" on page 51.

k. Revenue Recognition, page F-12

45.

We note that revenue is recognized from the sale of stations when the sale has been complete and approved by the FCC.  Please respond to the following comments;

Discuss how you determine the amount and timing of the gain.

Explain the time pattern or other factors that are involved with the FCC approval.

Explain the principle terms of the sale and clarify that there are no actual or implied commitments to support the operations of the stations after the gain is recognized.

Confirm that no sales of stations were to related parties.

We may have additional comments after reviewing your response.

The Registrant determines the amount of the gain as the sales price less the depreciated basis of the assets that have been sold.  The gain is not recognized until the FCC approves the sale and transfer of the station license, following which the transfer is consummated in a closing through an exchange of assignment documents.  The factors involved with the FCC approval include the following; (1) a contract is negotiated and then executed, and the buyer typically places into escrow 5-10% of the purchase price, which amount would constitute liquidated damages in the unusual event the buyer defaults on the agreement; (2) an application for the assignment of the station license and assets to the buyer is filed with the Federal Communications Commission; (3) public comment is solicited by the Federal Communications Commission for 30 days; (4) when, as is typical, no adverse comments from the public are received, approval from the Federal Communications Commission occurs about two weeks after the 30 day comment period; (5) the closing is scheduled and occurs according to the terms of the sale agreement, which is usually only completed after the FCC approval becomes a Final Rule and Order, i.e., the approval is no longer subject to judicial or administrative appeal and the approval cannot be revoked due to any third party action.  Upon closing the buyer notifies the FCC of the date the sale was consummated.  There are no actual or implied commitments to support the operations of the stations after the gain is recognized.  Additionally, we confirm that no sales of any stations were to related parties.  See "Revenue Recognition" on page 54.

Securities and Exchange Commission

September 30, 2005

Note 3. Property and Equipment, page F-12

46.

We understand that the Registrant's business is to acquire, develop, operate, and sell radio stations.  Please address the following:

*

Tell us the methodology used to estimate the fair value of your FCC license, including the key assumptions if applicable.  Refer to SFAS 63 or SFAS 142 in your response, as applicable.

*

Revise to provide the method for determining fair value of your PP&E in accordance with SFAS 144.  Discuss any impairment loss recognized in the years presented and revise to disclose your policy for impairment.

*

Tell us the consideration given to classifying "proceeds from sale of fixed assets and purchase of fixed assets" as a component of operating cash flow on your consolidated statements of cash flows. Refer to paragraph 22(a) of SFAS 95, which states that cash receipts from the sale of goods or services are operating cash flows. Please discuss.

The Registrant uses the following methodology to estimate the fair value of the FCC licenses.  The Registrant, as noted in SFAS No 142, takes the first step to determine whether there is a potential impairment of the FCC licenses by comparing the carrying amount of the licenses to estimated fair values.  The fair values are determined as the amount which the asset could be sold between a willing seller and a willing buyer.  The Registrant believes that it is able to reasonably estimate fair values based on past sales of stations.  Additionally, the Registrant is able to estimate current market values based on sales that the Registrant currently has pending.  The Registrant does not believe that the second step of the impairment testing has been necessary as of yet.  The Registrant plans to continue to assess fair market values on a quarterly basis, or whenever events or changes in circumstances indicate that an assessment of the valuation is needed.  No impairment losses were recognized in the years presented.  See "Long Lived Assets" on page 54.

The Registrant considered SFAS 95 paragraph 16(c) when it classified the proceeds from the sales as investing activities.  The cash flow statements for December 31, 2004 and 2003 as well for the periods ended June 30, 2005 and 2004 have been reclassified to present the expenditures and receipts from sales of radio stations as cash flows from operations.  See page 48 and page 66.

47.

We note on page 48, that you have transmitters-towers on leased land.  Tell us if any of these lease agreements include obligations at the end of the lease term to restore facilities or remove equipment.  Explain how you evaluated the guidance in SFAS 143 in determining whether you have a legal retirement obligation associated with the operation of your tangible long-lived assets.

Securities and Exchange Commission

September 30, 2005

None of the lease agreements include obligations at the end of the lease term to restore facilities or remove equipment.  The Registrant reviewed the guidance in SFAS No 143 to determine whether there was any legal retirement obligation associated with the operation of the tangible long-lived assets.  The Registrant determined that there was no legal retirement obligation associated with the transmitters-towers on leased land.

Note 9. Discontinued Operations, page F-15

48.

Tell us more about the bankruptcy filing of Red Fern Production in 2000.  Explain if this was a wholly owned subsidiary and your accounting for the bankruptcy.  Also tell us what the liability of $981,860 is for and when it will be paid out.  Demonstrate that your accounting complied with GAAP.

Red Fern Productions, Inc. is a wholly owned subsidiary of the Registrant, which entered into an agreement to produce a remake of the 1974 family film "Where The Red Fern Grows" with Lyman Dayton.  The production went over budget and the production company filed Chapter 11 bankruptcy on November 20, 2000.  The Chapter 11 was converted to Chapter 7 bankruptcy on June 20, 2001.  The net liability of $981,860 is comprised of payables for services to actors, vendors and producers for services provided in the filming of the remake of "Where the Red Fern Grows".  The Registrant does not expect that the $981,860 will ever be repaid.  The Chapter 7 bankruptcy trustee has sold all of the assets of Red Fern Production and has distributed the proceeds to the secured creditors.  However the Chapter 7 trustee has not closed the bankruptcy proceeding.  The Registrant is not aware of when the bankruptcy will be finalized.  The Registrant believes that its accounting complies with GAAP.  The Registrant will continue to carry the remaining liabilities associated with Red Fern Productions on the consolidated financial statements until the liabilities are extinguished either through the passage of time or through appropriate legal methods.

Note 10. Equity Transactions, page F-16

49.

Please explain the accounting for the asset purchase agreement with Diamond Broadcasting Corp.  Explain how the 1,750,000 shares were valued.  If you acquired a business revise to disclose a purchase price and the amount allocated to intangible assets.

The acquisition of Diamond Broadcasting Corporation was a related party acquisition.  As noted in the footnote disclosure, on January 7, 2003, the Registrant exchanged 500,000 shares of its common stock, having an aggregate par value of $500, for the assets of Diamond Broadcasting Corporation, which had been managed by the Registrant.  The Bate Family Trust owned Diamond Broadcasting. Jeffrey B. Bate, the stepson of an officer and director of the Registrant was the Trustee.  Because of the retroactive restatement of the 3.5 for 1 forward stock split, the presentation has been revised, but the valuation has remained at $500.

The Registrant has revised the disclosure to include the purchase price of $500 for Diamond Broadcasting Corporation and will note that no value was ascribed to any intangible assets.

Securities and Exchange Commission

September 30, 2005

Unaudited Financial Statements for the Three Months Ended March 31, 2005

50.

Revise the unaudited financial statements as of March 31, 2005 to comply with the above comments, as applicable.

The Registrant has revised the unaudited financial statements as of June 30, 2005 to comply with the above comments.

Exhibits

Legality Opinion

51.

We have the following comments on the legality opinion.

*

We note the "Transferability of certain shares without restriction under Rule 144" in the subject line.  We also note the language in the carryover paragraph regarding restrictions on transfer.  Since this is presumably an offering by and behalf of the company, this language does not appear to be applicable.  Please revise or advise.

*

We note the second paragraph of the opinion.  Note that counsel must opine on the legality of the securities under the laws of the state in which the Registrant is incorporated.  Please revise.

*

Regarding the four bulleted paragraphs, bullets one and three are impermissible limitations.  Please delete them.

The Registrant has received an opinion from Franklin, Cardwell & Jones that complies with these requirements.  See Exhibit 5.1.

52.

File a copy of your subscription agreement as an exhibit.

The Registrant has revised the registration statement to include a copy of the Form of Subscription Agreement as Exhibit 10.16.

53.

Please include an updated and signed consent from your independent auditors with any amendment filed.

The Registrant has included an updated and signed consent from its Independent Auditor as Exhibit 23.

Securities and Exchange Commission

September 30, 2005

Please contact the undersigned at (713) 222-6025 if you have any questions regarding the Registrant's responses to your comments.

Very truly yours

FRANKLIN, CARDWELL & JONES

Lawrence E. Wilson

For the firm

Enclosure

cc:

Legacy Communications Corporation

GoPublicToday.com, Inc.